

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Scott Leonard
Chief Executive Officer and Director
Sustainable Opportunities Acquisition Corp.
1601 Bryan Street, Suite 4141
Dallas, Texas 75201

> **Re: Sustainable Opportunities Acquisition Corp.**
> **Amendment No. 2 Registration Statement on Form S-4**
> **Filed June 22, 2021**
> **File No. 333-255118**

Dear Mr. Leonard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Tax Consequences of the Continuance to U.S. Holders, page 251

1. You disclose it is intended that the Continuance qualify as a reorganization under Section 368(a)(1)(F) of the Code (an "F reorganization") and the remainder of this discussion assumes that the Continuance so qualifies. As the tax consequences appear material to an investor and tax counsel has included a representation that a U.S. Holder that exchanges its SOAC securities in the Continuance for TMC securities should not recognize any gain or loss on such exchange, please provide a tax opinion on this matter. We note that you have removed Exhibit 8.1 from your Exhibits Index. If you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. See Item 4(a)(6) of Form S-4, and Item 601(b)(8) of

Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

General

2.   Please reconcile the statement that DeepGreen "can also move faster than land-based project developers" contained in the Form 425 filed on June 24, 2021 with your disclosures in the registration statement that "All phases of exploring for and collecting and processing polymetallic nodules will be subject to environmental regulation in various jurisdictions and under national as well as international laws and conventions. No seafloor polymetallic nodule deposit has been harvested on a commercial scale, and it is not clear what environmental parameters may need to be measured to satisfy regulatory authorities that an Exploitation Contract should be granted." We note that you have not obtained any final regulatory approval or licenses for collecting and processing polymetallic nodules under the various jurisdictions and that there is no definitive timeframe to obtain such approval yet.

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Julian Seiguer